SCHEDULE 13D
AMENDMENT NO. 1
Under the Securities Exchange Act of 1934
COOL HOLDINGS, INC.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
21640C105
(CUSIP Number)
Mauricio Diaz
78 SW 7th Street, Suite 500
Miami, FL 33130
(305) 923-1408
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 9, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.‘
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 21640C105

1	NAMES OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Mauricio Diaz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
890,382 common shares

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
890,382 common shares

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
890,382 common shares, which includes 424,348 unexercised warrants

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.50%*
   * The percentages used herein are calculated based upon 8,948,769 outstanding shares of the Issuer as of August 14, 2019, plus 424,348 common shares in aggregate underlying warrants which are beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D

CUSIP NO. 21640C105

Introductory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D of Mauricio Diaz (the “Reporting Person”) filed with the Securities and Exchange Commission on July 2, 2019 (“Original Schedule 13D”).  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.  Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings described in the Original Schedule 13D.
Item 2. Identity and Background

b.  Address:  78 SW 7th Street, Suite 500, Miami, FL 33130

Item 5.  Interest in Securities of the Issuer.

Between September 6, 2019, and September 13, 2019, the Reporting Person disposed of 375,000 common shares of the Issuer.  The Reporting Person’s holdings as of September 13, 2019 are set forth below:

-    250,000 common shares
-    216,034 common shares held indirectly through Bliss Investment Group, LLC
-    Warrants held indirectly through Bliss Investment Group, LLC, exercisable for 424,348 common shares

Total:  890,382 common shares

As of September 13, 2019, the Reporting Person holds 9.50% of the Issuer’s outstanding shares, based on 8,948,769 shares outstanding as of August 14, 2019, together with 424,348 warrants held by the Reporting Person and included pursuant to Rule 13d-3(d)(1).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2019

/s/ Mauricio Diaz
Mauricio Diaz